                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                  CD Radio Inc.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                   125127 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Eric J. Zahler, Vice President, Secretary and General Counsel,
                       Loral Space & Communications Ltd.,
                   600 Third Avenue, New York, New York 10016
                                 (212) 697-1105
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 5, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. G3930H104


----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Loral Space & Communications Ltd.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                             (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)             [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES       7      SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              1,905,488
    PERSON WITH
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                1,905,488
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,905,488
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                      [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

                  This statement on Schedule 13D (this "Statement") relates to shares of Common Stock, $.001 par value per share (the "Common Stock"), of CD Radio Inc., a Delaware corporation (the "Company"), and is being filed by Loral Space & Communications Ltd. ("Loral"). The principal executive offices of the Company are located at 1001 22nd Street, N.W., Washington, D.C. 20037.

Item 2.  Identity and Background

                  This Statement is filed by and on behalf of Loral, a Bermuda company. Loral is engaged in the space and telecommunications business and has its principal office at 600 Third Avenue, New York, New York 10016.

                  The name, citizenship, business address, position and present principal occupation of each of the executive officers and directors (the "Executive Officers and Directors") of Loral are set forth in Schedule I of this Statement.

                  None of the other persons named in Schedule I, to the best knowledge of Loral, beneficially owns for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficially Owns") shares of Common Stock.

                  During the last five years, neither Loral, nor, to the best knowledge of Loral, any of the persons named in Schedule I to this Statement, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

                  On August 5, 1997, pursuant to a Stock Purchase Agreement dated August 5, 1997 between CD Radio Inc., David Margolese and Loral Space & Communications Ltd. (the "Stock Purchase Agreement"), Loral acquired from the Company 1,905,488 shares (the "Shares") of Common Stock for a purchase price of $25 million. The acquisition of the Shares by Loral was funded from Loral's available cash.

Item 4.  Purpose of Transaction

                  The purpose of the acquisition of the Shares by Loral is for investment. Loral may make further purchases of shares of Common Stock from time to time. Loral may not sell the Shares unless they are registered under the Securities Act of 1933, as amended (the "Securities Act") or sold pursuant to an exemption from registration, including an exemption under Rule 144 of the Securities Act.

                  The Executive Officers and Directors may make purchases of shares of Common Stock from time to time and, subject to any applicable restrictions under the Securities Act, may dispose of any or all of the shares held by them at any time.

                  Neither Loral nor, to the best knowledge of Loral, any of the persons listed in Schedule I, has any plans or proposals that relate to or would result in any of the consequences set forth in Sections (a) through (j) of Item 4 of Schedule 13D. Each of Loral and each of the persons listed on Schedule I may, at any time, review or reconsider its or his position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Company

         (a)-(b): Loral Beneficially Owns 1,905,488 shares of Common Stock by virtue of having sole voting and dispositive power with respect to the Shares. The Shares Beneficially Owned by Loral constitute 15.3% of the outstanding shares of Common Stock of the Company. Loral's percentage interest is calculated based upon the 12,433,882 shares of Common Stock stated by the Company to be issued and outstanding after giving effect to the sale of the Shares to Loral.

         (c) The trading date, number of shares of Common Stock purchased and price per share (excluding commissions, if any) for all transactions by Loral and the Executive Officers for the 60-day period preceding August 5, 1997 through the date hereof are set forth in Schedule II hereto.

         (d) Other than Loral, with respect to the Shares owned by it, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such Shares.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

                  The agreement entered into by Loral relating to this Statement is the Stock Purchase Agreement. The Stock Purchase Agreement is attached hereto as Exhibit A and is incorporated herein by reference. The following description of certain provisions of the Stock Purchase Agreement is qualified in its entirety by reference to the text of such agreement as incorporated by reference herein.

                  Pursuant to the Stock Purchase Agreement, the Company has granted to Loral certain registration rights with respect to the Shares. Such registration rights include one demand registration after the date on which the Company's two satellites are successfully launched and operational and piggyback rights to include Shares in certain registrations effected by the Company for the account of security holders. In addition, pursuant to the Stock Purchase Agreement, (i) Loral has tag-along rights to participate in sales of Common

                  Stock having a fair market value exceeding $100,000 (calculated over a six-month period) that are made by certain significant stockholders (generally defined to mean David Margolese, a stockholder owning 10% of the Common Stock or securities convertible into Common Stock or, for so long as Loral shall own at least 5% of the Common Stock, a stockholder owning at least the number of shares of Common Stock owned by Loral), (ii) Loral has preemptive rights in connection with certain issuances of additional securities by the Company, and (iii) Loral has agreed that, at the request of the Company or its underwriters, after the filing by the Company of a registration statement, Loral will not offer, sell or transfer the Shares for a period of up to 180 days, provided that Loral is not obligated to be bound by more than two such lock-up arrangements.

Item 7.  Material to be Filed as Exhibits

                  The following exhibits are filed hereto:

Exhibit A         Stock Purchase Agreement dated August 5, 1997 between CD
                  Radio Inc., David Margolese and Loral Space &
                  Communications Ltd.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 1997


                                            LORAL SPACE & COMMUNICATIONS LTD.

                                            By:/s/ Eric J. Zahler
                                            Name:  Eric J. Zahler
                                            Title: Vice President, Secretary
                                                   and General Counsel

                                                                SCHEDULE I

         Set forth below is the name, position, present principal occupation and amount of beneficial interest in the Common Stock, if any, of the directors and executive officers of Loral Space & Communications Ltd. Except as set forth below, the business address of each of these persons is c/o Loral Space & Communications Ltd., 600 Third Avenue, New York, New York 10016. Each such person is a citizen of the United States.

                Directors and Executive Officers of Loral Space &
                               Communications Ltd.


                                                                              Number of Shares
Name and Position in addition to                                            Owned and Aggregate     Percentage
  Present Principal Occupation       Present Principal Occupation              Purchase Price        Interest
--------------------------------     ----------------------------           -------------------     ----------

Bernard L. Schwartz                Chairman of the Board of Directors                  0              N/A
                                   and Chief Executive Officer

Michael B. Targoff                 President and Chief Operating Officer               0              N/A

Howard Gittis, Director            Vice Chairman and Chief                             0              N/A
                                   Administrative Officer of MacAndrews
                                   & Forbes Holdings, Inc.
                                   35 E. 62nd St.
                                   New York, NY  10021

Robert B. Hodes, Director          Counsel to                                          0              N/A
                                   Willkie Farr & Gallagher
                                   153 East 53rd St.
                                   New York, NY  10022

Gershon Kekst, Director            President of Kekst and Company, Inc.                0              N/A
                                   437 Madison Ave.
                                   New York, NY  10022

Charles Lazarus, Director          Chairman and Director of Toys "R" Us,               0              N/A
                                   Inc.
                                   461 From Road
                                   Paramus, NJ  07652




                                                                              Number of Shares
Name and Position in addition to                                            Owned and Aggregate     Percentage
  Present Principal Occupation       Present Principal Occupation              Purchase Price        Interest
--------------------------------     ----------------------------           -------------------     ----------


Malvin A. Ruderman, Director       Professor of Physics, Columbia                     0                 N/A
                                   University
                                   29 Washington Sq. West
                                   New York, NY  10011

E. Donald Shapiro, Director        Professor of Law                                   0                 N/A
                                   New York Law School
                                   57 Worth Street
                                   New York, NY  10013

Arthur L. Simon, Director          Independent consultant                             0                 N/A
                                   971 Haverstraw Road
                                   Suffern, NY  10901

Thomas J. Stanton, Jr.,            Chairman Emeritus of National                      0                 N/A
Director                           Westminster Bancorp NJ
                                   240 South Mountain Ave.
                                   Montclair, NJ  07042

Daniel Yankelovich, Director       Chairman of DYG, Inc.                              0                 N/A
                                   21 Holiday Point Rd.
                                   Sherman, CT  06784

Laurence D. Atlas                  Vice President, Government                         0                 N/A
                                   Relations-Telecommunications

Robert E. Berry                    Senior Vice President                              0                 N/A

Jeanette H. Clonan                 Vice President, Communications and                 0                 N/A
                                   Investor Relations

Michael P. DeBlasio                Senior Vice President and Chief                    0                 N/A
                                   Financial Officer

Stephen L. Jackson                 Vice President, Administration                     0                 N/A

Jerald A. Lindfelt                 Vice President, Business Operations                0                 N/A

Nicholas C. Moren                  Vice President and Treasurer                       0                 N/A



                                                                              Number of Shares
Name and Position in addition to                                            Owned and Aggregate     Percentage
  Present Principal Occupation       Present Principal Occupation              Purchase Price        Interest
--------------------------------     ----------------------------           -------------------     ----------



Harvey B. Rein                     Vice President and Controller                     0                 N/A

Thomas B. Ross                     Vice President, Government Relations              0                 N/A

Eric J. Zahler                     Vice President, General Counsel and               0                 N/A
                                   Secretary


                                                                 SCHEDULE II

                    TRANSACTIONS IN SHARES DURING THE PERIOD
                   COMMENCING FROM THE 60-DAY PERIOD PRECEDING
                     AUGUST 5, 1997 THROUGH THE DATE HEREOF



                                                                                         Price
                    Name                           Date                Shares          per Share        A/S*
                    ----                           ----                ------          ---------        ----

Loral Space & Communications Ltd.                 8/5/97              1,905,488          13.12           A


----------------
* A indicates an acquisition of Common Stock and S indicates a sale of Common Stock.

                                  EXHIBIT INDEX

Exhibit A         Stock Purchase Agreement dated August 5, 1997 between CD
                  Radio Inc., David Margolese and Loral Space &
                  Communications Ltd.